INCENTRA SOLUTIONS, INC.
1140 Pearl Street
Boulder, Colorado 80302

March 7, 2007

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Incentra Solutions, Inc.
Registration Statement on Form S-1
File No. 333-134681

Ladies and Gentlemen:

     In accordance with Rule 477 under the Securities Act of 1933, as amended, Incentra Solutions, Inc., a Nevada corporation (the “Company”), hereby withdraws the above-referenced Registration Statement on Form S-1 (Reg. No. 333-134681) (the “Registration Statement”), which originally was filed with the Securities and Exchange Commission (the “Commission”) on June 2, 2006. The Registration Statement, which has not been declared effective by the Commission, is being withdrawn so that the Company may file a new registration statement containing updated disclosures, including those required by the Commission’s new executive compensation rules. No securities were sold in connection with the offering to which this Registration Statement relates.

Very truly yours, /s/ Thomas P. Sweeney III Thomas P. Sweeney III Chief Executive Officer